LAW OFFICES

THOMPSON WELCH SOROKO & GILBERT LLP

450 PACIFIC AVENUE, SUITE 200

SAN FRANCISCO, CA 94133-4645

(415) 262-1200

FACSIMILE
RICHARD S. SOROKO	(415) 262-1212
E-mail: richard@TWSGLAW.com

SAN RAFAEL OFFICE
(415) 448-5000

January 8, 2021

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	AgeX Therapeutics, Inc.
Registration Statement on Form S-3

Ladies and Gentlemen:

This letter is being submitted in connection with the filing of a Registration Statement on Form S-3 by AgeX Therapeutics, Inc. (the “Company”) to register for sale under the Securities Act of 1933, as amended (the “Securities Act”), up to $50,000,000 in aggregate offering price of (a) shares of the common stock, par value $0.0001 per share of the Company (the “Common Stock”), (b) shares of the preferred stock, par value $0.0001 per share, of the Company (the “Preferred Stock”), (c) warrants to purchase Common Stock or Preferred Stock (the “Warrants”), and (d) units comprised of one or more of the Common Stock, the Preferred Stock, or the Warrants in any combination (the “Units”). The Common Stock, Preferred Stock, Warrants, Units, and any shares of Common Stock or Preferred Stock included in Units or issuable upon exercise of Warrants or conversion of convertible Preferred Stock are collectively referred to as the “Primary Offering Securities”). The Primary Offering Securities may be offered for sale from time to time pursuant to prospectus supplements that will be filed with respect to each such offering.

Included in the Registration Statement is the first prospectus supplement for the offer and sale of up to $12,600,000 of shares of Common Stock from the Primary Offering Securities, which may be offered and sold from time to time in “at the market” transactions within the meaning of Rule 415 under the Securities Act pursuant to a Sales Agreement with Chardan Capital Markets LLC acting as sales agent for the Company (the “ATM Offering”).

The Registration Statement also pertains to shares of Common Stock (the “Resale Shares”) that are being registered for resale by a securityholder referenced in the base prospectus as the Selling Securityholder. The Resale Shares include 16,447,500 shares of Common Stock that are issued and outstanding and held by the Selling Securityholder as of the date of this opinion, and 2,769,229 shares that are issuable upon the exercise of certain Common Stock purchase warrants (“Resale Warrants”) held by the Selling Securityholder.

The Company qualifies for the use of Form S-3 under General Instruction I.B.6. The aggregate market value of AgeX’s outstanding voting and nonvoting common equity held by non-affiliates computed in accordance with General Instruction I.B.6 is $37,903,011, based on 20,712,465 shares of common stock held by non-affiliates and a $1.83 closing price of the common stock on the NYSE American on a date within 60 days prior to the date of the Registration Statement. No securities have been offered by AgeX pursuant to General Instruction I.B.6. of Form S-3 during the prior 12 calendar month period.

Securities and Exchange Commission

January 8, 2021

Please direct any questions or comments to the undersigned at (415) 298-2171 or by email to rsoroko@twsglaw.com with a copy to the Company’s Chief Financial Officer, Andrea Park, at apark@agexinc.com.

Very truly yours

/s/ Richard S. Soroko
Richard S. Soroko